Legacy Acquisition Corporation

1308 Race Street, Suite 200
Cincinnati, Ohio 45202
Telephone: (513) 618-7161

November 14, 2017

VIA EDGAR

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C., 20549

Mail Stop 3030

Attention: Russell Mancuso

Re:	Legacy Acquisition Corporation
Registration Statement on Form S-1
Filed October 25, 2017
File No. 333-221116

Dear Mr. Mancuso:

Legacy Acquisition Corporation, a Delaware Corporation, (the “Company,” “it,” “we,” “us” or “our”) hereby transmits its response to the letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission, dated November 13, 2017, regarding the Company’s Registration Statement on Form S-1 (the “Registration Statement”) previously filed on October 25, 2017.

For your convenience, we have repeated the Staff’s comments in bold and have followed each comment with the Company’s response.

Founder Shares, page 124

1.	We note your response to prior comment 2; however, section 4.3(b)(ii) of exhibit 3.2 references 25% for the calculation of the adjustment, while your disclosure here references 20%. Please reconcile.

In response to the Staff’s comment, the disclosure in the Registration Statement says that the anti-dilution adjustment results in the Class F common stock converting to 20% of the outstanding common stock in the event of a future equity issuance. The 25% the Staff is referring to in the certificate of incorporation is a component of the formula for converting the Company’s Class F common stock, not the percent to which the Class F converts.

For example, if the Company issues 10,000,000 shares of Class A common stock in connection with a business combination, there would be issued upon conversion approximately 9,999,998 shares of Class A common stock.

(25% * 10,000,000 Class A shares) + (7,500,000 Class F shares) / 7,500,000 Class F shares =

2,500,000 + 7,500,000 / 7,500,000 =

10,000,000 / 7,500,000 = 1.333333

7,500,000 * 1.3333 = 9,999,997.5 Class A shares

Exhibit 5.1

2.	Please tell us why this exhibit does not include a binding obligations opinion for the units, given that exhibit 4.1 states that the certificate is governed by New York law, a provision with appears to be inconsistent with treating the units in a similar fashion as shares of capital stock. For guidance, see Section II.B.1.h of Staff Legal Bulletin No. 19 (October 14, 2011).

In response to the Staff’s comment, we have revised paragraph 1 of Exhibit 5.1 to include the bold and underlined portion as follows:

“Units. When the Registration Statement becomes effective under the Securities Act of 1933, as amended (the “Act”) and when the offering is completed as contemplated by the Registration Statement, such Units will be validly issued, fully paid and non-assessable and will be legally binding obligations of the Company, enforceable in accordance with their terms except: (a) as such enforceability may be limited by bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally and by general equitable principles (regardless of whether enforceability is considered in a proceeding in equity or at law); (b) as enforceability of any indemnification or contribution provision may be limited under the federal and state securities laws, and (c) that the remedy of specific performance and injunctive and other forms of equitable relief may be subject to the equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.”

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Stuart Neuhauser, Esq. at sneuhauser@egsllp.com or by telephone at (212) 370-1300.

Very truly yours,

/s/ Edwin J. Rigaud
Edwin J. Rigaud Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP
Freshfields Bruckhaus Deringer US LLP